Exhibit 2.5

Execution Version

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (this “Agreement”) dated as of December 12, 2007, by and between Cerberus BFI Investor, Inc., a Delaware corporation (“BFI Investor”), and American Heritage Arms, Inc, a Delaware corporation (“AHA”).

WHEREAS, simultaneously with the execution of this Agreement, AHA is entering into an assignment agreement with Cerberus Partners, L.P., (“Partners”), pursuant to which Partners will assign its 19.6% membership interest in Bushmaster Holdings, LLC to AHA in exchange for 592,082 shares of preferred stock and 699,799 shares of common stock of AHA;

WHEREAS, simultaneously with the execution of this Agreement, AHA is entering into an exchange agreement with certain holders (the “BFI Holders”) of common membership units of Bushmaster Firearms International, LLC (“BFI”), pursuant to which the BFI Holders will exchange an aggregate of 15.42% of the common membership units of BFI for an aggregate of 623,063 shares of common stock of AHA;

WHEREAS, in connection with the foregoing, the Boards of Directors of each of BFI Investor and AHA deem it advisable that BFI Investor merge with and into AHA on the terms and subject to the conditions set forth herein and in accordance with the laws of the State of Delaware (the “Merger”) and that the common stock of BFI Investor be converted into common and preferred stock of AHA on the terms and subject to the conditions provided for in this Agreement; and

WHEREAS, the Boards of Directors of each of BFI Investor and AHA have duly approved and adopted the provisions of this Agreement and recommend it for approval and adoption by the stockholders of BFI Investor and AHA.

NOW, THEREFORE, in consideration of the mutual promises set forth in this Agreement, the parties agree as follows:

Section 1

Effect of Merger; Manner and Bases of Converting
Common and Preferred Stock

A.            At the Effective Time (as defined in Section 2 below), BFI Investor will be merged with and into AHA, the separate existence of BFI Investor (except as may be continued by operation of law) will cease, and AHA will continue as the surviving organization, all with the effects provided by applicable law.

B.            At the Effective Time, by virtue of the Merger and without any further action on the part of the stockholders of BFI Investor or of AHA, each issued and outstanding share of common stock of BFI Investor will be converted into and become 2,747.542 shares of common stock and 2,428.743 shares of preferred stock of AHA (the “Merger Consideration”).

C.            Promptly after the Effective Time and upon receipt of share certificates which immediately prior to the Effective Time represented outstanding shares of common stock of BFI Investor, which were converted pursuant to Section 1(B) hereof into the right to receive the Merger Consideration, AHA shall issue certificates representing such Merger Consideration, pursuant to Section 1(B) hereof.

Section 2

Conditions; Effective Time

A.            The Merger shall be conditioned upon (i) the approval and adoption of this Agreement by the holders of at least a majority of the outstanding shares of common stock of BFI Investor and (ii) the approval and adoption of this Agreement by the holders of at least a majority of the outstanding shares of preferred stock and the holders of at least a majority of the outstanding shares of common stock of AHA.

B.            This Merger shall become effective when the Secretary of State of Delaware accepts the certificate of merger with respect to the Merger or such other later date as the parties hereto specify (the “Effective Time”).

Section 3

Organizational Documents; Managers

A.            The Certificate of Incorporation of AHA in effect at the Effective Time will govern the surviving organization, unless and until it is amended as provided by law.

B.            The By-Laws of AHA, Inc. will govern the surviving organization, unless and until they are amended as provided therein.

C.            The directors and officers of AHA immediately prior to the Effective Time will be the directors and officers of the surviving organization and will hold such offices in accordance with the surviving organization’s governing and constituent documents.

Section 4

Miscellaneous

A.            Binding Effect of Agreement.    Nothing in this Agreement, express or implied, is intended to confer on any party, other than the parties hereto and their respective permitted assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, and no person who is not a party to this Agreement may rely on the terms except as otherwise set out. This Agreement (1) constitutes the entire agreement between the parties relating to the subject matter hereof and (2) supersedes all previous understandings and agreements between the parties relating to the subject matter hereof, both oral and written. The terms and conditions of this

Agreement will be binding on and inure to the benefit of the respective successors and permitted assigns of the parties hereto.

B.            Assignment.    No party to this Agreement may assign its rights or delegate its obligations hereunder without the prior written consent of each party. Any such attempted assignment will be void ab initio. Subject to the preceding sentences, this Agreement will be binding on and inure to the benefit of the parties and their respective successors and assigns.

C.            Amendment of Agreement.    This Agreement may be amended or modified only by written instrument duly executed by each of the parties hereto.

D.            Applicable Law.    This Agreement is made pursuant to, will be construed under, will be enforced by, and will be conclusively deemed for all purposes to have been executed and delivered under the laws of the state of Delaware without reference to conflicts of laws.

E.             Counterparts.    This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which will constitute one instrument.

F.             Severability.    If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term hereof, the legality, validity, and enforceability of the remaining provisions of this Agreement will not be affected thereby, and in lieu of the illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be legal, valid, and enforceable.

G.            Waiver.    No term or provision of this Agreement may be waived or modified unless such waiver or modification is in writing and executed by all the parties hereto. Any waiver by any party hereto of a breach or failure to perform will not constitute a waiver of any subsequent breach or failure.

H.            Further Assurances.    The parties agree to take further actions and execute and deliver other documents, certificates, agreements, and other instruments as may be reasonably necessary or desirable to implement transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be executed and delivered by a duly authorized person to be effective as of the date first stated above.

CERBERUS BFI INVESTOR, INC.

By:	/s/ George Kollitides
Name:	George Kollitides
Title:	President

AMERICAN HERITAGE ARMS, INC.

By:	/s/ Madhu Satyanarayana
Name:	Madhu Satyanarayana
Title:	VP/ Sec